UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2013	BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated as of August 8, 2013.

99.2	Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., dated as of August 8, 2013.

99.3	Amended and Restated Master Services Agreement among Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield Global Management Limited and other parties thereto, dated as of August 8, 2013.

99.4	Acknowledgement of Termination of Voting Agreement, among Brookfield Asset Management Inc., Brookfield Property General Partner Limited, and Brookfield Property Partners L.P., dated as of August 8, 2013.